SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                              United Rentals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    911363109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 Miami, FL 33137
                                 (305) 358-3000

                                 Paul M. Miller
                            Christopher C. Riccardi
                              Seward & Kissel LLP
                             One Battery Park Plaza
                               New York, NY 10004

                              Clifford E. Neimeth
                             Greenberg Traurig, LLP
                               Met Life Building
                                200 Park Avenue
                               New York, NY 10166
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 20, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  911363109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,697,272

9.   SOLE DISPOSITIVE POWER

     0
10.  SHARED DISPOSITIVE POWER

     11,181,847

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,181,847

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%

14.  TYPE OF REPORTING PERSON

     IA

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,697,272

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,181,847

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,181,847

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%

14.  TYPE OF REPORTING PERSON

     IN, HC

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fairholme Funds, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,291,818

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,291,818

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,291,818

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%

14.  TYPE OF REPORTING PERSON

     IC

CUSIP No.   911363109
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is United Rentals, Inc. (the "Issuer"). The address of the Issuer's offices is Five Greenwich Office Park, Greenwich, Connecticut 06831. This Schedule 13D relates to the Issuer's Common Stock, $.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland investment company and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

     The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to several investment funds, both public and private (the "Fairholme Funds").

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the Fairholme Funds' ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The shares of Common Stock were acquired by the Reporting Persons in the course of their business of making portfolio investments as part of their proprietary trading strategy. The Reporting Persons intend to monitor their investments in accordance with market and general economic conditions, as well as the Issuer's operating results, financial condition and conditions in the Issuer's industry. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right, at any time in the future and from time to time, to consider various courses of action that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and engage in discussions with the Issuer's management and directors as well as with other holders of Common Stock. On October 20, 2008, in response to the Issuer's announced second amendment of its stockholders rights plan, Fairholme Capital Management sent a letter to the Issuer, the complete text of which is filed herewith as Exhibit C and incorporated into this Item 4 in its entirety.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 11,181,847 Shares (18.9%) of the Issuer, the Fund may be deemed to be the beneficial owner of 8,291,818 Shares (14.0%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 11,181,847 Shares (18.9%) of the Issuer, based upon the 59,298,808 Shares outstanding as of July 25, 2008, according to the Issuer.

     Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 9,697,272 Shares, the Fund has the shared power to vote or direct the vote of 8,291,818 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 9,697,272 Shares to which this filing relates.

     Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 11,181,847 Shares, the Fund has the shared power to dispose or direct the disposition of 8,291,818 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 11,181,847 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the 60 days prior to October 20, 2008 by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A      An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons during the 60 days prior to October 20, 2008 is filed herewith as Exhibit B.

Exhibit C      A letter to the Issuer written in response to the Issuer's announced second amendment of its stockholders rights plan is filed herewith as Exhibit C.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 20, 2008
-----------------------
(Date)


Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
     ----------------------
Name: Bruce R. Berkowitz
Title: Managing Member


Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
     ----------------------
Name: Bruce R. Berkowitz
Title: President


/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz

                                                                       Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated October 20, 2008 relating to the Common Stock, $.01 par value of United Rentals, Inc. shall be filed on behalf of the undersigned.



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
     ----------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
     ----------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz




October 20, 2008

                                                                       Exhibit B



               Transactions in the Shares -- The Reporting Persons


Fairholme Capital Management, L.L.C.


                                                  Number              Price
Purchase/Sale          Trade Date                of Shares           per Share

Purchase                8/20/2008                   200                $ 15.36
Sale                    8/20/2008                 1,800                $ 15.17
Purchase                8/20/2008                 2,100                $ 15.30
Purchase                8/20/2008                38,300                $ 15.30
Purchase                8/20/2008                44,500                $ 15.30
Purchase                8/20/2008                81,500                $ 15.30
Purchase                8/21/2008                   100                $ 15.70
Purchase                8/21/2008                   100                $ 15.70
Purchase                8/21/2008                   300                $ 15.70
Purchase                8/21/2008                   300                $ 15.70
Purchase                8/21/2008                   300                $ 15.70
Purchase                8/21/2008                 9,400                $ 15.70
Purchase                8/21/2008                62,500                $ 15.70
Purchase                8/22/2008                31,600                $ 16.01
Purchase                8/25/2008               117,100                $ 15.99
Purchase                8/26/2008               139,000                $ 15.87
Purchase                8/27/2008                 1,000                $ 16.00
Purchase                8/28/2008                   100                $ 16.01
Purchase                8/28/2008                   700                $ 16.26
Purchase                8/29/2008                   800                $ 16.09
Purchase                8/29/2008                   800                $ 16.09
Purchase                8/29/2008                 1,500                $ 16.09
Purchase                8/29/2008                 1,700                $ 16.09
Purchase                8/29/2008                 2,100                $ 16.09
Purchase                8/29/2008                 2,800                $ 16.09
Purchase                8/29/2008                 3,500                $ 16.09
Purchase                8/29/2008                 5,800                $ 16.09
Purchase                8/29/2008                13,000                $ 16.09
Purchase                8/29/2008                45,700                $ 16.09
Purchase                 9/2/2008               156,000                $ 16.43
Purchase                 9/3/2008                30,300                $ 16.46
Purchase                 9/4/2008                 3,900                $ 16.26
Purchase                 9/4/2008               210,900                $ 15.93
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 16.00
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 15.98
Purchase                 9/5/2008                   100                $ 16.00
Purchase                 9/5/2008                   100                $ 16.09
Purchase                 9/5/2008                   100                $ 16.09
Purchase                 9/5/2008                   100                $ 16.09
Purchase                 9/5/2008                   200                $ 15.98
Purchase                 9/5/2008                   200                $ 15.98
Purchase                 9/5/2008                   200                $ 15.98
Purchase                 9/5/2008                   200                $ 15.98
Purchase                 9/5/2008                   200                $ 15.98
Purchase                 9/5/2008                   200                $ 15.98
Purchase                 9/5/2008                   200                $ 15.98
Purchase                 9/5/2008                   200                $ 16.04
Purchase                 9/5/2008                   800                $ 15.98
Purchase                 9/5/2008                 1,000                $ 15.98
Purchase                 9/5/2008                 1,300                $ 15.98
Purchase                 9/5/2008                 1,700                $ 16.01
Purchase                 9/5/2008                 1,900                $ 15.98
Purchase                 9/5/2008                 4,600                $ 15.98
Purchase                 9/5/2008                28,700                $ 15.98
Purchase                 9/5/2008               396,200                $ 15.98
Purchase                9/11/2008                 1,800                $ 16.21
Purchase                9/11/2008                56,700                $ 15.98
Purchase                9/12/2008                 3,500                $ 16.22
Purchase                9/12/2008                10,300                $ 16.00
Purchase                9/15/2008                 1,800                $ 15.66
Purchase                9/15/2008                 2,000                $ 15.66
Purchase                9/15/2008                 2,500                $ 15.66
Purchase                9/15/2008                82,500                $ 15.66
Purchase                9/17/2008                12,600                $ 15.24
Purchase                9/17/2008                27,400                $ 15.24
Purchase                9/18/2008                90,200                $ 15.03
Purchase                9/23/2008                 1,800                $ 15.53
Purchase                9/24/2008                16,900                $ 14.69
Purchase                9/25/2008                37,000                $ 14.76
Purchase                9/26/2008                 5,900                $ 14.97
Purchase                9/26/2008                12,100                $ 14.50
Purchase                9/29/2008                19,400                $ 14.41
Purchase                9/30/2008                 2,600                $ 13.96
Purchase                10/1/2008               153,200                $ 13.95
Purchase                10/2/2008                 3,200                $ 13.43
Purchase                10/2/2008                12,400                $ 13.43
Purchase                10/2/2008                75,700                $ 13.43
Purchase                10/3/2008               249,700                $ 13.22
Purchase                10/6/2008               233,200                $ 11.44
Purchase                10/7/2008                95,100                $ 11.43
Sale                    10/8/2008                   100                $ 10.89
Sale                    10/8/2008                   461                $ 10.89
Sale                    10/8/2008                 1,407                $ 10.84
Purchase                10/8/2008                66,700                $ 10.89
Purchase                10/8/2008                95,500                $ 10.89
Purchase                10/8/2008                96,400                $ 10.89
Purchase                10/8/2008               141,700                $ 10.89
Purchase                10/9/2008                77,900                $ 11.19
Purchase                10/9/2008               111,500                $ 11.19
Purchase                10/9/2008               112,400                $ 11.19
Purchase                10/9/2008               165,400                $ 11.19
Purchase               10/10/2008                67,500                $ 10.16
Purchase               10/10/2008                98,900                $ 10.16
Purchase               10/13/2008                   100                $ 10.43
Purchase               10/13/2008                   100                $ 10.43
Purchase               10/13/2008                   100                $ 10.43
Purchase               10/13/2008                   100                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   200                $ 10.43
Purchase               10/13/2008                   300                $ 10.43
Purchase               10/13/2008                   300                $ 10.43
Purchase               10/13/2008                   300                $ 10.43
Purchase               10/13/2008                   300                $ 10.43
Purchase               10/13/2008                   300                $ 10.43
Purchase               10/13/2008                   300                $ 10.43
Purchase               10/13/2008                   300                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   400                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   500                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   600                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   700                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.44
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   800                $ 10.43
Purchase               10/13/2008                   900                $ 10.43
Purchase               10/13/2008                   900                $ 10.43
Purchase               10/13/2008                   900                $ 10.43
Purchase               10/13/2008                   900                $ 10.43
Purchase               10/13/2008                   900                $ 10.43
Purchase               10/13/2008                   900                $ 10.43
Purchase               10/13/2008                   900                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,000                $ 10.43
Purchase               10/13/2008                 1,100                $ 10.43
Purchase               10/14/2008                   800                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,100                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,200                $ 11.42
Purchase               10/14/2008                 1,300                $ 11.42
Purchase               10/14/2008                 1,300                $ 11.42
Purchase               10/14/2008                 1,300                $ 11.42
Purchase               10/14/2008                 1,300                $ 11.42
Purchase               10/14/2008                 1,300                $ 11.42
Purchase               10/14/2008                 1,300                $ 11.43
Purchase               10/14/2008                 1,300                $ 11.42
Purchase               10/14/2008                 1,300                $ 11.42
Purchase               10/14/2008                 1,300                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,400                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,500                $ 11.42
Purchase               10/14/2008                 1,600                $ 11.42
Purchase               10/14/2008                 1,600                $ 11.42
Purchase               10/14/2008                 1,600                $ 11.42
Purchase               10/14/2008                 1,600                $ 11.42
Purchase               10/14/2008                 1,600                $ 11.42
Purchase               10/14/2008                 1,600                $ 11.42
Purchase               10/14/2008                 1,600                $ 11.42
Purchase               10/14/2008                 1,700                $ 11.42
Purchase               10/14/2008                 1,700                $ 11.42
Purchase               10/14/2008                 1,700                $ 11.42
Purchase               10/14/2008                 1,700                $ 11.42
Purchase               10/14/2008                 1,700                $ 11.42
Purchase               10/14/2008                 1,700                $ 11.42
Purchase               10/14/2008                 1,800                $ 11.42
Purchase               10/14/2008                 1,800                $ 11.42
Purchase               10/14/2008                 1,800                $ 11.42
Purchase               10/14/2008                 1,900                $ 11.42
Purchase               10/14/2008                 1,900                $ 11.42
Purchase               10/14/2008                 1,900                $ 11.42
Purchase               10/14/2008                 1,900                $ 11.42
Purchase               10/14/2008                 1,900                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,000                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.43
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,100                $ 11.42
Purchase               10/14/2008                 2,200                $ 11.42
Purchase               10/14/2008                 2,200                $ 11.42
Purchase               10/14/2008                 2,200                $ 11.42
Purchase               10/14/2008                 2,200                $ 11.42
Purchase               10/14/2008                 2,200                $ 11.42
Purchase               10/14/2008                 2,200                $ 11.42
Purchase               10/14/2008                 2,200                $ 11.42
Purchase               10/14/2008                 2,300                $ 11.42
Purchase               10/14/2008                 2,300                $ 11.42
Purchase               10/14/2008                 2,300                $ 11.42
Purchase               10/14/2008                 2,300                $ 11.42
Purchase               10/14/2008                 2,300                $ 11.42
Purchase               10/14/2008                 2,300                $ 11.42
Purchase               10/14/2008                 2,300                $ 11.42
Purchase               10/14/2008                 2,400                $ 11.42
Purchase               10/14/2008                 2,400                $ 11.42
Purchase               10/14/2008                 2,400                $ 11.42
Purchase               10/14/2008                 2,400                $ 11.42
Purchase               10/14/2008                 2,400                $ 11.42
Purchase               10/14/2008                 2,500                $ 11.42
Purchase               10/14/2008                 2,500                $ 11.42
Purchase               10/14/2008                 2,500                $ 11.42
Purchase               10/14/2008                 2,500                $ 11.42
Purchase               10/14/2008                 2,500                $ 11.42
Purchase               10/14/2008                 2,600                $ 11.42
Purchase               10/14/2008                 2,600                $ 11.42
Purchase               10/14/2008                 2,700                $ 11.42
Purchase               10/14/2008                 2,700                $ 11.42
Purchase               10/14/2008                 2,700                $ 11.42
Purchase               10/14/2008                 2,700                $ 11.42
Purchase               10/14/2008                 2,700                $ 11.42
Purchase               10/14/2008                 2,800                $ 11.42
Purchase               10/14/2008                 2,800                $ 11.42
Purchase               10/14/2008                 2,800                $ 11.42
Purchase               10/14/2008                 2,800                $ 11.42
Purchase               10/14/2008                 2,900                $ 11.43
Purchase               10/14/2008                 3,000                $ 11.42
Purchase               10/14/2008                 3,000                $ 11.42
Purchase               10/14/2008                 3,000                $ 11.42
Purchase               10/14/2008                 3,000                $ 11.42
Purchase               10/14/2008                 3,100                $ 11.42
Purchase               10/14/2008                 3,100                $ 11.42
Purchase               10/14/2008                 3,400                $ 11.42
Purchase               10/14/2008                 3,400                $ 11.42
Purchase               10/14/2008                 3,400                $ 11.42
Purchase               10/14/2008                 3,400                $ 11.42
Purchase               10/14/2008                 3,400                $ 11.42
Purchase               10/14/2008                 3,400                $ 11.42
Purchase               10/14/2008                 3,400                $ 11.42
Purchase               10/14/2008                 3,500                $ 11.42
Purchase               10/14/2008                 3,500                $ 11.42
Purchase               10/14/2008                 3,500                $ 11.42
Purchase               10/14/2008                 3,500                $ 11.42
Purchase               10/14/2008                 3,600                $ 11.42
Purchase               10/14/2008                 3,600                $ 11.42
Purchase               10/14/2008                 3,700                $ 11.42
Purchase               10/14/2008                 3,700                $ 11.42
Purchase               10/14/2008                 3,800                $ 11.42
Purchase               10/14/2008                 3,800                $ 11.42
Purchase               10/14/2008                 3,800                $ 11.42
Purchase               10/14/2008                 3,800                $ 11.42
Purchase               10/14/2008                 3,800                $ 11.42
Purchase               10/14/2008                 3,800                $ 11.42
Purchase               10/14/2008                 3,900                $ 11.42
Purchase               10/14/2008                 3,900                $ 11.42
Purchase               10/15/2008                   400                $ 10.65
Purchase               10/15/2008                 1,000                $ 10.65
Purchase               10/15/2008                 1,000                $ 10.65
Purchase               10/15/2008                 1,000                $ 10.65
Purchase               10/15/2008                 2,000                $ 10.65
Purchase               10/15/2008                 2,900                $ 10.65
Purchase               10/15/2008                 3,000                $ 10.65
Purchase               10/15/2008                 3,000                $ 10.65
Purchase               10/15/2008                 3,900                $ 10.65
Purchase               10/15/2008                 4,000                $ 10.65
Purchase               10/15/2008                 4,000                $ 10.65
Purchase               10/15/2008                 4,100                $ 10.65
Purchase               10/15/2008                 4,100                $ 10.65
Purchase               10/15/2008                 4,100                $ 10.65
Purchase               10/15/2008                 4,100                $ 10.65
Purchase               10/15/2008                 4,100                $ 10.65
Purchase               10/15/2008                 4,200                $ 10.65
Purchase               10/15/2008                 4,200                $ 10.65
Purchase               10/15/2008                 4,200                $ 10.65
Purchase               10/15/2008                 4,200                $ 10.65
Purchase               10/15/2008                 4,200                $ 10.65
Purchase               10/15/2008                 4,300                $ 10.65
Purchase               10/15/2008                 4,400                $ 10.65
Purchase               10/15/2008                 4,400                $ 10.65
Purchase               10/15/2008                 4,400                $ 10.65
Purchase               10/15/2008                 4,400                $ 10.65
Purchase               10/15/2008                 4,400                $ 10.65
Purchase               10/15/2008                 4,500                $ 10.65
Purchase               10/15/2008                 4,500                $ 10.65
Purchase               10/15/2008                 4,500                $ 10.65
Purchase               10/15/2008                 4,700                $ 10.65
Purchase               10/15/2008                 4,700                $ 10.65
Purchase               10/15/2008                 4,800                $ 10.65
Purchase               10/15/2008                 4,800                $ 10.65
Purchase               10/15/2008                 4,900                $ 10.65
Purchase               10/15/2008                 4,900                $ 10.65
Purchase               10/15/2008                 5,000                $ 10.65
Purchase               10/15/2008                 5,000                $ 10.65
Purchase               10/15/2008                 5,000                $ 10.65
Purchase               10/16/2008                 1,000                 $ 9.86
Purchase               10/16/2008                 2,000                 $ 9.86
Purchase               10/16/2008                 2,000                 $ 9.86
Purchase               10/16/2008                 2,100                 $ 9.86
Purchase               10/16/2008                 5,200                 $ 9.86
Purchase               10/16/2008                 5,200                 $ 9.86
Purchase               10/16/2008                 5,400                 $ 9.86
Purchase               10/16/2008                 5,400                 $ 9.86
Purchase               10/16/2008                 5,500                 $ 9.86
Purchase               10/16/2008                 5,500                 $ 9.86
Purchase               10/16/2008                 5,500                 $ 9.86
Purchase               10/16/2008                 5,600                 $ 9.86
Purchase               10/16/2008                 5,600                 $ 9.86
Purchase               10/16/2008                 5,700                 $ 9.86
Purchase               10/16/2008                 5,800                 $ 9.86
Purchase               10/16/2008                 5,900                 $ 9.86
Purchase               10/16/2008                 5,900                 $ 9.86
Purchase               10/16/2008                 5,900                 $ 9.86
Purchase               10/16/2008                 5,900                 $ 9.86
Purchase               10/16/2008                 6,000                 $ 9.86
Purchase               10/16/2008                 6,200                 $ 9.86
Purchase               10/16/2008                 6,200                 $ 9.86
Purchase               10/16/2008                 6,200                 $ 9.86
Purchase               10/16/2008                 6,300                 $ 9.86
Purchase               10/16/2008                 6,400                 $ 9.86
Purchase               10/16/2008                 6,600                 $ 9.86
Sale                   10/17/2008                 312                   $10.05


Fairholme Funds, Inc.

Purchase/Sale     Date of                Number of             Price per
                  Transaction            of Shares             Share

Purchase          8/20/2008               81,500                $ 15.30
Purchase          8/21/2008               62,500                $ 15.70
Purchase          8/22/2008               31,600                $ 16.01
Purchase          8/25/2008              117,100                $ 15.99
Purchase          8/26/2008              139,000                $ 15.87
Purchase          8/27/2008                1,000                $ 16.00
Purchase          8/29/2008               45,700                $ 16.09
Purchase           9/2/2008              156,000                $ 16.43
Purchase           9/3/2008               30,300                $ 16.46
Purchase           9/4/2008              210,900                $ 15.93
Purchase           9/5/2008              396,200                $ 15.98
Purchase          9/11/2008               56,700                $ 15.98
Purchase          9/12/2008               10,300                $ 16.00
Purchase          9/15/2008               82,500                $ 15.66
Purchase          9/17/2008               27,400                $ 15.24
Purchase          9/18/2008               90,200                $ 15.03
Purchase          9/24/2008               16,900                $ 14.69
Purchase          9/25/2008               37,000                $ 14.76
Purchase          9/26/2008               12,100                $ 14.50
Purchase          9/29/2008               19,400                $ 14.41
Purchase          9/30/2008                2,600                $ 13.96
Purchase          10/1/2008              153,200                $ 13.95
Purchase          10/2/2008               75,700                $ 13.43
Purchase          10/3/2008              249,700                $ 13.22
Purchase          10/6/2008              233,200                $ 11.44
Purchase          10/7/2008               95,100                $ 11.43

                                                                       Exhibit C



                      Fairholme Capital Management, L.L.C.
                             4400 Biscayne Boulevard
                                 Miami, FL 33137
                                 (305) 358-3000


October 20, 2008

United Rentals, Inc.
Five Greenwich Office Park
Greenwich, Connecticut  06831

Attention: Board of Directors

Ladies and Gentlemen:

Fairholme Capital Management, L.L.C. is a Delaware limited liability company and registered investment advisor. We have read the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2008 by United Rentals Inc., a Delaware corporation (the "Company"), and are troubled that the Board of Directors (the "Board"), with little ownership, unilaterally and without meaningful explanation, determined to amend the Company's Rights Agreement ("Rights Agreement") to, among other things, modify the definition of "Acquiring Person" contained therein and, consequently, materially reduce the "flip-in" percentage and all related beneficial ownership "trigger event" thresholds from 25% to 15%.

The directors' decision to amend the Rights Agreement in the manner adopted, runs counter to the Board's fundamental duties, as careful, loyal and faithful fiduciaries of the Company's public stockholders -- the true owners of the Company. We believe that the Board is obliged, more than ever in the prevailing economic environment, to vigilantly protect the economic interests of its stockholders and to pursue and enable all viable transactions to enhance and maximize stockholder value. The Rights Agreement as now amended is an unnecessary and unreasonable barrier to that obligation.

We find it particularly disturbing that the Board chose to substantively amend the Rights Agreement in this manner at a time when the majority of large public companies have entirely eliminated their "poison pills" and dismantled other structural and organic takeover defenses and entrenchment devices.

While we recognize the Board's technical ability to amend the Rights Agreement, we also do not believe that the exercise of unilateral authority in this context is a prudent business judgment.

In addition, we suspect that the amendment to the Rights Agreement is similarly unacceptable to your most significant stockholders who have supported the Company when recent, past, corporate decisions have been less than stellar.

In our view, it is most inappropriate for the Company's management and directors to entrench themselves and deter potential offers and proposals from being made directly to the Company's stockholders, which may offer an attractive control premium or business combination opportunity.

Moreover, even a significant percentage of the ever-vanishing minority of Fortune 500 and S&P 500 issuers who still maintain in effect a stockholder rights plan have included in their rights agreements "permitted offer exceptions," "qualified offer" provisions and other chewable features. Many others have included "sunset clauses."

Accordingly, we believe that the amendment to the Rights Agreement is inconsistent with Risk Metrics' (ISS') voting policy recommendations in addition to being unreasonable, unfair and entirely inconsistent with the best corporate governance practices and policies that the Company should aspire to establish and maintain.

We look forward to your response.

Yours faithfully,




Bruce Berkowitz
Managing Member, Fairholme Capital Management, L.L.C.

SK 22146 0001 929587